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MICHELLE D. WONG michelle.wong@dechert.com +1 617 728 7178 Direct +1 617 426 6567 Fax

September 29, 2017

VIA EDGAR CORRESPONDENCE

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Ms. Larkin:

This letter responds to comments you provided to Cecily Wu and me during a recent telephonic discussion with respect to your review of Post-Effective Amendment No. 619 (“PEA No. 619”) to the Registrant’s registration statement filed with the SEC on June 30, 2017. PEA No. 619 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs MLP & Energy Fund (the “Fund”). Capitalized terms have the meanings attributed to such terms in the registration statement. We have reproduced your comments below, followed by the Registrant’s responses.

Prospectus

1.	Comment: Please supplementally confirm whether the Fund’s investments in fixed income securities will include non-investment grade fixed income securities.

Response: The Fund’s investments in fixed income securities may include non-investment grade fixed income securities.

2.	Comment: In the “Summary – Principal Strategy” section, please remove the phrases “but not limited to,” “without limitation” and similar phrases.

Response: The Fund has incorporated this comment.

3.	Comment: In the second paragraph of the “Summary – Principal Strategy” section, with respect to the description of the Fund’s investments in U.S. and non-U.S. companies that own and operate assets in the energy sector, please include an asset-based percentage threshold of such companies’ holdings in the energy sector. For example, please consider revising the disclosure to indicate that the Fund’s investments in energy companies may include U.S. and non-U.S. companies that own and operate at least 50% of their assets in the energy sector.

Response: The Fund has revised its disclosure consistent with this comment.

4.	Comment: In the “Summary – Principal Strategy” section, the Fund indicates that it may invest in energy companies that provide energy-related equipment and services. Please supplementally explain and provide examples of what constitutes “energy-related equipment or services.”

Response: Energy companies that provide energy-related equipment and services include companies that manufacture equipment (e.g., drill bits, drilling pipes, drilling motors, derricks, rigs, etc.) involved in, or provide services (e.g., drilling, engineering and construction services, IT solutions, project management, etc.) related to, the exploration, development, production, generation, transportation (including marine), transmission, terminal operation, storage, gathering, processing, refinement, distribution, mining or marketing of crude oil, natural gas, natural gas liquids, refined products, coal or electricity.

5.	Comment: Please explain how MLPs structured as limited liability companies and institutional units issued by MLP affiliates are treated as MLPs for purposes of the Fund’s 80% investment policy.

Response: In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the SEC recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. The Fund’s investments in MLPs structured as limited liability companies and institutional units issued by MLP affiliates will expose the Fund’s assets to the economic fortunes and risks of MLP investments. As such, these investments can be said to have “economic characteristics” similar to MLPs and can be included for purposes of the Fund’s 80% investment policy.

6.	Comment: Please explain supplementally how derivative instruments are valued for the purposes of the Fund’s 80% investment policy.

Response: The Fund will value each applicable derivative instrument based upon its market value for purposes of its 80% investment policy.

7.	Comment: In the “Summary – Principal Strategy” section, the Fund indicates that it will invest in “other U.S. and non-U.S. equity and fixed income securities and derivative instruments, including pooled investment vehicles…that provide exposure to MLPs.” Please supplementally identify the types of pooled investment vehicles in which the Fund intends to invest, the percentage of the Fund’s investments that will be attributed to such pooled investment vehicles and any liquidity risks associated with investments in pooled investment vehicles.

Response: The Fund may invest in securities of pooled investment vehicles, including other investment companies (e.g., other mutual funds and exchange-traded funds). The Fund will not invest more than 15% of its net assets in illiquid securities.

8.	Comment: The Fund indicates that it intends to concentrate its investments in the energy sector. Please clarify in the “Summary – Principal Strategy” and “Investment Management Approach – Principal Investment Strategy” sections in the Prospectus and “Investment Restrictions – Fundamental Investment Restrictions” section in the Statement of Additional Information how the Fund’s concentration in investments in the energy sector relates to industry concentration for purposes of the Fund’s concentration policy.

Response: Section 8 of the 1940 Act requires registered investment companies to disclose their policies with respect to the concentration of their “investments in a particular industry or group of industries.” (emphasis added) Various industry classification systems, including those used by U.S. government agencies, group related industries together by “sector.” The Fund intends to concentrate in the energy “sector,” which is comprised of a group of energy-related industries. Energy-related industries include the petroleum, gas, oil and coal industries, among others. The Fund believes its concentration policy is reasonable and consistent with the 1940 Act.

9.	Comment: In the “Summary – Principal Strategy” section, the Fund indicates that it may “invest in derivatives, including options, futures, forwards, swaps, options on swaps, structured securities and other derivatives.” Please modify the disclosure to specifically list the other derivatives in which the Fund intends to invest as part of its principal investment strategy and remove the phrase “and other derivatives.”

Response: The Registrant has listed the derivatives that it expects to invest in connection with carrying out its principal investment strategy as well as the related risks associated with such investments in accordance with the guidance found in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010). Consistent with the

Letter, the Registrant’s disclosure focuses on the Fund’s anticipated investment operations, rather than on investments that the Fund might make. Nevertheless, because the Fund may utilize additional derivative instruments consistent with the Fund’s principal investment strategy and risks, Registrant believes that the additional language is useful to investors.

10.	Comment: In the “Summary – Principal Strategy” section, the Fund indicates that it may “invest in privately held companies and companies that only recently began trading publicly.” Please supplementally provide the percentage of the Fund’s portfolio that will constitute investments in privately held companies and companies that only recently began trading publicly.

Response: The Fund will not invest more than 15% of its net assets in illiquid securities. To the extent the Fund invests in a private fund, the Fund will determine whether such investment is illiquid based on the facts and circumstances.

11.	Comment: In the “Summary – Principal Strategy” section, the Fund indicates that it “may invest up to 20% of its Net Assets in non-energy investments, including … equity and fixed income securities of U.S. and non-U.S. corporations.” Please modify the disclosure as appropriate if the reference to “corporations” refers to a broader group of entities.

Response: The Fund has revised its disclosure consistent with this comment.

12.	Comment: In the “Summary – Principal Strategy” section, the Fund indicates that it will “invest in investments across the energy value chain, with an emphasis in midstream energy infrastructure companies and MLPs.” Please revise for plain English “energy value chain” and “midstream energy infrastructure companies.”

Response: The Fund has revised its disclosure consistent with this comment.

13.	Comment: In the “Summary – Principal Strategy” section, please define the Alerian MLP Index or cross-reference to the definition provided in “Investment Management Approach – Principal Investment Strategies.”

Response: The Fund has revised its disclosure consistent with this comment.

14.	Comment: In the “Summary – Principal Risks of the Fund” section, please clarify the title of “Infrastructure Group of Industries Risk” and consider if the title should be revised to “Infrastructure Company Risk”.

Response: The Fund has revised its disclosure consistent with this comment.

15.	Comment: Please consider if “Foreign Risk” and/or “Risk of Emerging Countries” should be included as principal risks of the Fund.

Response: The Fund has revised its “Foreign Risk” disclosure consistent with this comment. The Fund does not consider the risks related to investments in emerging countries to rise to the level of a principal risk of the Fund.

16.	Comment: Please explain supplementally how the oil and gas industries are related to the energy sector for purposes of determining the Fund’s industry concentration.

Response: Please see the response to Comment No. 8.

17.	Comment: In response to disclosures required under Item 9 of Form N-1A, please confirm if the Fund intends to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. If the Fund intends to engage in active trading, please incorporate Item 9 disclosure requirements as set forth under Instruction 7 of Item 9 of Form N-1A.

Response: The Fund does not expect to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

18.	Comment: Please consider if “Risks of Pre-IPO Investments” should be included as a principal risk of the Fund.

Response: The Fund does not consider the risks related to Pre-IPO investments to rise to the level of a principal risk of the Fund. Accordingly, the Fund respectfully declines to incorporate this comment.

19.	Comment: Please confirm that, when the Fund writes credit default swaps, it will “cover” such positions or identify liquid assets equal to the full notional value of such swaps.

Response: When the Fund writes (sells) credit default swaps, the Fund will “cover” such positions or identify on its books liquid assets in an amount equal to the full notional value of the swaps while the positions are open.

20.	Comment: The Fund may invest in total return swaps. Please confirm that the Fund will maintain asset coverage with respect to such positions in a manner that is consistent with SEC Staff positions with respect to Section 18 of the 1940 Act. Please note that when the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. Please be aware that the SEC or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund hereby confirms that, with respect to its investments in total return swaps, it will “cover” its positions in a manner that is consistent with SEC Staff positions with respect to Section 18 of the 1940 Act. The Fund is also aware that the SEC or the Staff could issue future guidance with respect to derivatives and leverage which could impact the manner in which it operates.

Statement of Additional Information

21.	Comment: Please finalize the CFTC exemption disclosure on page B-1.

Response: The Fund has revised its disclosure consistent with this comment.

22.	Comment: The Fund indicates that certain of the companies in which the Fund may invest may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. Government and the United Nations and/or countries identified by the U.S. Government as state sponsors of terrorism. Please supplementally explain how the Fund intends to invest in these companies and how the Fund will determine if investments in such companies are liquid.

Response: The Fund’s investments in companies that may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. Government and the United Nations and/or countries identified by the U.S. Government as state sponsors of terrorism, will be made in accordance with applicable law and the Fund’s investment policies and restrictions. These restrictions may require the Fund to divest its investments from such companies. An investment’s liquidity will be determined in good faith under the Fund’s liquidity policies and procedures established by the Board of Trustees based on the facts and circumstances.

23.	Comment: The Fund indicates that it may invest in greenfield projects structured as pay-in-kind securities. Please consider if such investments in pay-in-kind securities should be included as part of the Fund’s principal investment strategy.

Response: The Fund does not anticipate investments in greenfield projects structured as pay-in-kind securities will be part of the Fund’s principal investment strategy. However, the Fund has revised the “Appendix A – Other Portfolio Risks – Risks of Investing in the Energy Sector” section to provide additional information regarding greenfield projects and its investment risks.

24.	Comment: Please include the word “outstanding” before “shares” in the phrase “more than 50% of the shares of the Trust or the Fund” under the first paragraph of the “Investment Restrictions” section.

Response: The Fund has incorporated this comment.

25.	Comment: Please explain supplementally the meaning of the qualifier language provided under (2) of the Fundamental Investment Restrictions, which states: “The following interpretation applies to, but is not part of, this fundamental policy: In determining whether a particular investment in portfolio instruments or participation in portfolio transactions is subject to this borrowing policy, the accounting treatment of such instrument or participation shall be considered, but shall not by itself be determinative. Whether a particular instrument or transaction constitutes a borrowing shall be determined by the Board, after consideration of all of the relevant circumstances.”

Response: The language provided under (2) of the Fundamental Investment Restrictions is meant to clarify for the Fund’s shareholders that the Fund does not consider the accounting treatment of an instrument or a transaction to strictly determine whether such instrument or transaction constitutes a borrowing within the meaning of the Fund’s Fundamental Investment Restrictions. This clarification is not part of the Fund’s Fundamental Investment Restriction on borrowing. We note that the SEC Staff took a similar position with respect to the treatment of derivatives transactions under generally accepted accounting principles.[1]

[1]	Use of Derivatives by Registered Investment Companies and Business Development Companies, 80 Fed. Reg. 80,884 (Dec. 28, 2015) (Proposing Release) at 80,887 n.64. “The treatment of derivatives transactions under GAAP, including whether the derivatives transaction constitutes a liability for financial statement purposes at any given time or the extent of the liability for that purpose, is not determinative with respect to whether the derivatives transaction involves the issuance of a senior security under section 18.”

26.	Comment: The Fund’s Fundamental Investment Restrictions indicate that the Fund may not “purchase, hold or deal in real estate.” Please confirm that this investment restriction also applies to the Fund’s inability to sell real estate.

Response: The Fund hereby confirms that the Fund may not sell real estate, although the Fund may purchase and sell securities that are secured by real estate or interests therein or that reflect the return of an index of real estate values, securities of issuers which invest or deal in real estate, securities of real estate investment trusts and mortgage-related securities and may hold and sell real estate it has acquired as a result of the ownership of securities.

*    *    *    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7178 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle D. Wong

Michelle D. Wong

cc:	Robert Griffith, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

Chris Carlson, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP